Renren Inc.

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

December 23, 2016

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Gabriel Eckstein, Staff Attorney

Barbara Jacobs, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed May 16, 2016 File No. 001-35147

Dear Mr. Krikorian, Mr. Youngwood, Mr. Eckstein and Ms. Jacobs:

This letter sets forth the Company’s response to the comments contained in the letter dated November 23, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto. The Company will file an amendment to the 2015 20-F to incorporate the revised disclosure indicated in the responses to the comments below as soon as it can be confirmed that the Company has addressed all of the Staff’s comments.

Correspondence sent by facsimile dated October 19, 2016

1.	Please submit the correspondence dated October 19, 2016 on EDGAR. In addition, provide us with an expanded legal analysis of why the distribution of the non-transferable rights does not constitute a “sale” under the Securities Act. In this regard, we note that some shareholders will be entitled to cash only and will not be entitled to SpinCo shares. Please explain how the fact that these rights may not be exercised by all shareholders of Renren (and instead are exercisable only by accredited investors) results in a pro rata distribution in which no value or consideration is being given by Renren shareholders.

We respectfully submit that the declaration and distribution of the dividend of the non-transferable rights (the “Rights”) to acquire shares (“SpinCo Shares”) of the company being spun-off (“SpinCo”) to the shareholders of the Company (the “Shareholders”) and the exercise of those Rights by those Shareholders who are both eligible and choose to do so are separate transactions for purposes of the application of the registration provisions of the Securities Act of 1933 (the “Securities Act”). Immediately below is an expanded analysis of the registration issues under the Securities Act associated with the distribution of the overlying Rights.

As noted in our response dated October 19, 2016 (the “October 19th Response Letter”), the Rights will be distributed to Shareholders via a dividend without consideration. In this regard, we note that Shareholders will not provide any cash, property or services or waive or surrender any right or claim to receive the Rights; rather, Shareholders will receive the Rights solely by virtue of their ownership of the Company’s shares. The distribution of the Rights will be effected on a one-for-one pro rata basis, with each Shareholder receiving one Right for each ordinary share of the Company that it holds.

Given the above, we are of the view that Shareholders receiving the Rights will not provide “value” in return for such Rights. Accordingly, the distribution of the Rights will not involve an event of sale under Section 2(a)(3) of the Securities Act.

We believe this conclusion is consistent with Securities Act Sections Compliance and Disclosure Interpretation 103.01 (“C&DI 103.01”) and Release 33-929 (July 29, 1936) (the “Release 929”), where the SEC Staff and the General Counsel to the SEC, respectively, determined that a dividend payable at the election of shareholders in cash or securities of the issuer is not considered a sale of the dividend shares. Essential to each of these determinations is the fact that the right of any shareholder to elect between cash or securities is provided to such shareholder without value being provided in return. For the reasons identified above, this essential fact is satisfied in the current circumstances.

Release 929 draws a distinction where an issuer declares a cash dividend and then offers a shareholder the right to acquire securities in lieu of the dividend. In such case, Release 929 provides that there would be an offer, and where the shareholder elected to acquire the securities, a sale, as the shareholder would be providing value by giving up the right to receive cash in return for an investment in the subject securities. We believe that the distribution of the Rights is distinguishable from this latter scenario, as Shareholders will not be required to surrender any value for receipt of the Rights. To the extent that the distribution and exercise of the Rights will be deemed to involve an offer and sale, respectively, of the underlying SpinCo Shares, we believe that such transaction should be separately analyzed under the Securities Act and refer you to the detailed registration analyses in the October 19th Response Letter.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

If we are deemed an “investment company” under the Investment Company Act of 1940..., page 5

2.	We note your response to prior comment 1. Notwithstanding the Company’s plan to dispose of most of its investments, being deemed an investment company under the Investment Company Act of 1940 currently represents a risk to its business. As a result, you should consider clarifying your risk factor to state, if true, that you may be deemed an investment company depending on the amount of investment securities held. You should also clarify any material negative impacts to your business.

In response to the Staff’s comment, the Company will include the revised disclosure below in an amendment to its annual report on Form 20-F for the year ended December 31, 2015 (additional language underlined).

Revised disclosure:

If we are deemed an “investment company” under the Investment Company Act of 1940, it would adversely affect the price of our ADSs and ordinary shares and could have a material adverse effect on our business.

Our assets include a 21.2% interest in Social Finance Inc., a 20.0% interest in 268V Limited, a 14.7% interest in Lending Home Corporation, a 29.0% interest in Trucker Path Inc. and a 25.3% interest in Rise Companies Corp. These and other investments that we have made may be deemed to be “investment securities” within the meaning of the Investment Company Act of 1940, as amended. We may be deemed to be an investment company within the meaning of the Investment Company Act based on the value of the investment securities we hold and on other factors relevant to the definition of an investment company under the Investment Company Act. As a foreign private issuer, we would not be eligible to register under the Investment Company Act, so if we are deemed to be an investment company within the meaning of the Investment Company Act, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of investments in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act coupled with our inability as a foreign private issuer to register under the Investment Company Act could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the New York Stock Exchange, which would have a material adverse effect on the liquidity and value of our ADSs and Class A ordinary shares. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits will require significant attention from our management and divert resources from our existing business and could have a material adverse effect on our results of operations and financial condition.

Future disposals of long-term investments..., page 5

3.	You state in response to prior comment 2 that because you did not have a definite plan on how to dispose of your long-term investment, you are unable disclose the specifics of any plan. Please note that our comment only requests that you provide information on the reason for your disposals, how such disposals fit within your business strategy and restrictions under shareholder agreements or similar documents. Please advise or revise.

In response to the Staff’s comment, the Company will include the revised disclosure below in an amendment to its annual report on Form 20-F for the year ended December 31, 2015 (additional language underlined, language to be deleted struck through).

The Company respectfully advises the Staff that such restrictions as exist under shareholder agreements or similar documents do not appear to materially constrain the Company’s ability to dispose of its long-term investments.

Revised disclosure:

Future disposals of long-term investments may have a material and adverse effect on our business and financial condition.

We have made a series of long-term investments in privately held companies that we believe offer synergies or access to resources and know-how that will be useful in developing our own business operations, particularly in our internet finance business. We have focused our major strategic investments in several segments of the internet finance business, including student loans and credit financing, real estate and mortgage services, and wealth management and investment brokerage services. We have also made long-term investments in companies with less of a direct connection to our current businesses. As of December 31, 2015, our balance sheet included US$811.0 million in long-term investments in some 55 unconsolidated subsidiaries and investment funds.

In order to mitigate the risk of being deemed to be an investment company within the meaning of the Investment Company Act, we plan to reduce the number and aggregate size of these investments, and we will be looking for opportunities to reduce or dispose of our interests in some of these companies. Ownership interests in privately held companies are by their nature relatively illiquid and we may be unable to dispose of them at the prices which we paid for them or at all ~~in some cases our ability to sell may be subject to restrictions under shareholder agreements or similar documents~~. We will decide which companies to reduce or dispose of our interests in based on a number of factors, including our assessment of the degree to which these companies may contribute to our current and future businesses as well as our assessment of their future growth potential.

Our assessments could be inaccurate and reducing or eliminating our ownership interests in these privately held companies might negatively affect our operations or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting investments to dispose of, finding buyers for them and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.

Item 4. Information on the Company, page 40

4.	We note your response to prior comment 3. It is still unclear why you do not believe investing activities are a principal business activity and a major factor affecting your results of operations and financial condition. In this respect, it appears as though the gains/(losses) on your short-term investments, long-term investments and equity-linked derivative financial instruments represent investing activities that had a major impact on your results of operations and financial condition. Explain in greater detail how you concluded that investing activities are ancillary to your principal business activities. In addition, describe the strategic reasons for each of your investments. Alternatively, provide the disclosure requested in our prior comment.

In response to the Staff’s comment, the Company will provide the disclosure requested in the Staff’s prior comment.

(a) The Company will include the following new disclosure in an amendment to its annual report on Form 20-F for the year ended December 31, 2015, within Item 4 at the top of page 45:

Strategic Investments

In launching our new internet finance business and in developing new business lines for our social networking and internet finance businesses, one of our principal business activities has been evaluating and making a series of long-term investments in privately held companies that we believe offer us synergies or access to resources and know-how. The majority of these investments by value is concentrated in the fields of internet finance, social finance, and real estate investment and management, and our new internet finance business was made possible through the use of experience and know-how that we have acquired through our investments in companies in related areas.

The number and aggregate size of our long-term investments is significant. As of December 31, 2015, we had US$811.0 million of long-term investments, including US$372.7 million in equity method investments, US$205.7 million in cost method investments, and $225.8 million in available-for-sale investments. Our single largest long-term investment is a 21.2% interest in SoFi with a book value of US$235.9 million as of December 31, 2015, which accounted for 29.1% of our total long-term investments as of that date. Note 9 to our financial statements included in this annual report gives detailed disclosure on our long-term investments.

We typically invest in early-stage companies where we can offer advice and guidance in shaping the company’s development. While we have primarily invested through the acquisition of non-controlling interests, we normally obtain a board seat as a condition of making an investment of significant size. In order to prevent our ownership interest from being diluted, we have invested in multiple rounds of financing in certain companies. For example, we have participated in four rounds of equity financing of SoFi.

Our strategy of acquiring non-controlling interests allows us to invest in more companies than would be the case if we were to only acquire controlling interests. Furthermore, a strategy of acquiring non-controlling interests greatly expands the selection of companies that we can invest in, as founders of early-stage companies are often unwilling to sell a controlling interest. We believe that our connections with companies with related businesses helps us achieve our strategic goals for our social networking and internet finance businesses even in the absence of control. In the future, we may wish to increase our ownership in some of these companies to the point where we acquire control of them, but our ability to do so would depend not only on our financial resources at the time but also on the willingness of the founders and other shareholders of these companies to permit us to do so.

Our long-term investments in early-stage companies have not significantly impacted our results of operations to date. However, the success or failure of these investments may significantly impact our results of operations in the long run. See “Risk Factors—Risks Related to Our Business—Our strategy to acquire or invest in complementary businesses and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.”

In addition to our long-term investments in early-stage companies, we have made a number of long-term investments in investment partnerships and short-term investments in financial instruments. These investments were made for cash management purposes. Notes 8 and 9 to our financial statements included in this annual report give detailed disclosure on these investments. These investments have been a major factor affecting our results of operations and financial condition in recent years. See “Risk Factors—Risks Related to Our Business—If we fail to manage our cash prudently, we may suffer material losses or material fluctuation in the value of our assets or be unable to carry out our business strategies.”

(b) The Company will include the revised disclosure below in an amendment to its annual report on Form 20-F for the year ended December 31, 2015 (additional language underlined):

Investing Activities

Net cash used in investing activities amounted to US$249.0 million in 2015, due mainly to cash paid for purchases of long-term investments of US$538.1 million, cash paid to customers in our internet finance business of US$289.0 million and purchases of short-term investments of US$199.2 million, partially offset by a net withdrawal in term deposits of US$493.5 million, proceeds from sales of short-term investments of US$129.1 million, repayment from customers in our internet finance business of US$126.5 million and capital distributions received from equity method investees of US$60.3 million.

•	Our principal purchases of long-term investments in 2015 included US$172.3 million for Series E and Series F Preferred Shares of SoFi, US$65.8 million for Series C Preferred Shares of LendingHome Corporation, US$40.0 million for Series E Preferred Shares of Motif Investing Inc., US$25.0 million for Series B Preferred Shares of Eunke Technology Ltd. and US$15.0 million for Series A Preferred Shares of Credit Shop Inc. In addition, we made other purchases of long-term investments of US$220.0 million for equity interests in 35 companies in 2015.

•	Our principal disposition of long-term investments in 2015 was US$60.3 million from Japan Macro Opportunities Offshore Partners, LP.

•	Our principal purchases of short-term investments in 2015 included US$101.4 million for derivative financial instruments, US$68.0 million for trading securities and US$29.8 million for available-for-sale securities. Our purchases of derivative financial instruments were related primarily to the purchase for US$62.1 million of an H-Share Index Call Option and the purchase for US$39.1 million of an FXI UP Call Option, both of which expired out of the money. Our purchases of trading securities included US$20.8 million for equity securities, US$23.5 million for corporate bonds and US$23.4 million in funds. Our purchases of short-term available-for-sale securities were all equity securities and we disposed of all of them during the same year.

•	Our principal dispositions of short-term investments in 2015 included US$63.8 million from trading securities and US$62.7 million from available-for-sale securities. Our disposition of trading securities included most of the trading securities that we had purchased during the course of the year, with dispositions of US$19.7 million of equity securities, US$22.7 million in corporate bonds and US$21.4 million in funds. We disposed of all of our short-term available-for-sale securities during 2015, including ones that we had purchased in earlier years, to provide cash for other purposes. These short-term available-for-sale securities were all equity securities.

Net cash provided by investing activities amounted to US$109.2 million in 2014, due mainly to proceeds from sales of short-term investments of US$496.4 million, capital distribution received from equity method investees of US$74.7 million, proceeds from disposal of equity method investment of US$46.5 million, partially offset by cash paid for purchase of short-term investments of US$247.9 million and cash paid for purchase of long-term investments of US$244.7 million.

•	Our principal purchases of long-term investments in 2014 included US$35.0 million for Series C Preferred Shares of Snowball Finance Inc., US$20.8 million for Series D Preferred Shares of SoFi, US$18.1 million for Series B-1 and Series B-2 Preferred Shares of Eall Technology Limited, US$17.2 million for Series A Preferred Shares of Rise Companies Corp and US$10.0 million for Series B Preferred Shares of StoreDot Ltd. In addition, we made other purchases of long-term investments of US$143.6 million for equity interests in 21 companies in 2014.

•	Our principal dispositions of long-term investments in 2014 included US$74.7 million from Japan Macro Opportunities Offshore Partners, LP and US$46.5 million from Nuomi, our social commerce business which we sold to Baidu.

•	Our principal purchases of short-term investments in 2014 included US$129.4 million for available-for-sale securities and US$118.5 million for derivative financial instruments. Our purchases of short-term available-for-sale securities were primarily related to our purchase of Hong Kong listed stock in the open market. Our purchases of derivative financial instruments were primarily related to swaption contracts on Japanese yen interest rates, a swap contract on Japanese interest rates and call options on a Hong Kong listed stock.

•	Our principal dispositions of short-term investments in 2014 included US$415.5 million from available-for-sale securities and US$80.9 million from derivative financial instruments. Our dispositions of short-term available-for-sale securities included US$352.7 million for dispositions of equity securities, primarily related to the sale of our remaining holdings of American depositary shares in our former strategic partner, and US$62.8 million for dispositions of corporate bonds. We disposed of all of our short-term available-for-sale corporate bonds during 2014. Our dispositions of derivative financial instruments were primarily related to the settlement of swaption contracts on Japanese yen interest rates.

Net cash provided by investing activities amounted to US$20.1 million in 2013, due mainly to a net withdrawal in term deposits of US$58.2 million, proceeds from sales of short-term investments of US$119.9 million, partially offset by US$88.7 million in purchase of short-term investments. Moreover, in 2013 we have also invested an additional US$20.0 million in our equity method investment, Japan Macro Fund, and paid US$29.1 million for purchase of equipment and property.

•	Our principal purchases of short-term investments in 2013 included US$88.7 million for available-for-sale securities, primarily related to our purchase in the open market of American depositary shares in a U.S. public company with which we had a strategic partnership at that time.

•	Our principal disposition of short-term investments in 2013 was US$119.0 million from available-for-sale securities, primarily related to sales of American depositary shares after our strategic partnership with the issuer came to an end in late 2013.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Financial Instruments, page F-38

5.	We note your response to prior comment 5. Please explain in greater detail why you believe that the cost makes it impractical to obtain the fair value of these investments and how you weighed such costs as compared to the materiality of such investments. Tell us the particular cost method investments that do provide you with information pertinent to estimate their fair values. In addition, tell us whether you have a board seat on any of your cost method investments. In this regard, your response to prior comment 4 suggests that you made a “series of long-term investments in privately held companies that the Company believes offer synergies or access to resources and know-how that will be useful in developing the Company’s ... business operations.” Clarify how this statement reconciles to the statement in your response that indicates you are unable to obtain the pertinent information to estimate each investments fair value. Further, explain how you are able to assess impairment when you do not have the ability to determine fair value.

The Company respectfully clarifies to the Staff that it considered not only the cost in engaging an independent valuer to perform the detailed valuation for the cost method investments, but also the cost in allocating resources and efforts to obtain all the information pertinent to estimating the fair values, including historical financial information, appropriate benchmarks required under the market approach, or reliable financial forecasts under the income approach. Many of the Company’s investees are start-up companies in China and operate in emerging industries, for which the Company believes it would require significant amount of time, resources and efforts to identify appropriate benchmarks or obtain reliable financial forecasts to estimate the fair values as of December 31, 2015.

The Company respectfully clarifies to the Staff that it has obtained limited historical financial information and certain operational information from its material cost method investees as of December 31, 2015. Specifically, the Company received such limited historical financial information from 13 of its cost method investees which represent over 90% of its cost method investment balance as of December 31, 2015. Those investments include the ones where the Company had a board seat during the year ended December 31, 2015 such as GoGo Tech Holdings Limited, Motif Investing Inc, LendingHome Corporation, Credit Shop Inc, Eunke Technology Ltd, and another 3 smaller individual investments with carrying amount less than US$10 million each.

The Company further clarifies that while the Company has made a number of investments in privately held companies that the Company believes offer synergies or access to resources, including the investments listed in the preceding paragraph where it has obtained a board seat, that does not necessarily equate to obtaining all the required input and information to perform a detailed fair value analysis. However, the information obtained, along with the Company’s assessment of recent developments in the regulatory, economic or technological environment of the investees, as well as reviews of recent significant adverse changes in the industries where the investees operate, allowed the Company to assess whether any impairment indicators were present as of December 31, 2015, in accordance with ASC 320-10-35-25 to 35-27.

The Company further respectfully advises the Staff that 87% of its cost method investments, or US$179 million, were purchased during the year ended December 31, 2015. Accordingly, management also advises the Staff that it believes that the fair value of such investments purchased during 2015 would approximate their carrying amounts considering that no significant changes had occurred in factors affecting the investments’ fair value which include the financial standing and business of the investees, and when applicable, considering the limited historical financial information received and described in the preceding paragraph. The remaining 13% of its cost method investments were mainly purchased during the year ended December 31, 2014, and the Company was not able to obtain the majority of the investees’ financial information for those investments. For those investees where the Company was not able to obtain financial information, the Company confirms that it did not have any board seats during the year ended December 31, 2015. As such, the Company reviewed recent developments in the regulatory, economic or technological environment of those investees as well as reviewed industry trends and competitors and determined that no impairment indicators were present as of December 31, 2015.

Finally, the Company further confirms that it is currently performing a detailed valuation analysis for all of its investments in anticipation of the announcement and execution of the spin-off of most of its investments, and thus the Company confirms that it will disclose the fair value information of all of its cost method investments as of December 31, 2016, in its annual report on Form 20-F for the year ending December 31, 2016.

*     *     *

If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4891.

Very truly yours,

/s/ Thomas Jintao Ren
Thomas Jintao Ren
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP